January 2, 2014

VIA EDGAR AND OVERNIGHT COURIER
Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Boston Private Financial Holdings, Inc.
Form 10-K for the period ended December 31, 2012
Filed March 12, 2013
Form 10-Q for the period ended September 30, 2013
Filed November 6, 2013
File No. 001-35070

Dear Mr. Pande:

This letter is submitted on behalf of Boston Private Financial Holdings, Inc. (the “Company” or the “Holding Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2013 (the “Form 10-Q”) (together the “Filings”), all as set forth in your letter dated December 19, 2013 to David J. Kaye (the “Comment Letter”).
For ease of reference, the relevant portion of the text of the Comment Letter with the Staff’s comments has been reproduced herein with the Company’s responses set forth below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2012:
Note 5. Loan Portfolio and Credit Quality, page 81

1. We note your disclosure on page 85 that when management determines that it is probable that the Bank will not collect principal and interest on a loan in accordance with its restructured terms, if the loan is a TDR, the loan is designated as impaired. This appears inconsistent with your disclosure on page 86 that “…loans are considered TDRs and are included in impaired loans.” and “…all TDR loans are considered impaired loans…” Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm in future filings that all TDRs are considered impaired and measured for credit impairment using the guidance in ASC 310-10.

Amit Pande,	January 2, 2014
Accounting Branch Chief

Response:
The Company classifies all TDR loans as impaired and measures the impairment, if any, using the guidance in Accounting Standards Codification (“ASC”) 310-10, Receivables. In future filings, the Company will clearly disclose that all TDRs are considered impaired and that impairment is measured in accordance with ASC 310-10.

September 30, 2013 Form 10-Q
Note 2. Earnings per Share, page 9

2. In calculating your earnings per share (EPS) using the two class method, please tell us why you do not reduce net income from continuing operations by the amount of common stock dividends. Please tell us the impact on EPS if you reduced net income from continuing operation by your common stock dividends. Refer to ASC 260-10-45-60B-a.

Response:
Please be advised that the Company did reduce net income from continuing operations attributable to shareholders by the amount of dividends paid to non-participating securities for the determination of net income to be allocated between non-participating and participating securities. “Common stock dividends,” or rather dividends on non-participating securities, are not treated as a reduction to net income from continuing operations (the numerator in the basic EPS calculation) for the basic EPS from continuing operations calculation, unless this basic EPS amount is shown on a distributed and undistributed basis. Basic distributed EPS plus basic undistributed EPS, under the two class method, accumulates to the total basic EPS, which is disclosed in the September 30, 2013 Quarterly Report on Form 10-Q.

The following table presents the calculation of net income from continuing operations to be allocated between non-participating and participating securities as well as the calculation of basic EPS from net income from continuing operations for distributed earnings and undistributed earnings.

Amit Pande,	January 2, 2014
Accounting Branch Chief

			Three months ended September 30,		Nine months ended September 30,
			2013	2012	2013	2012
			(In thousands, except share and per share data)
	Basic earnings/ (loss) per share - Numerator:
	Net income from continuing operations		$17,886	$15,696	$49,813	$36,770
	Less: Net income attributable to noncontrolling interests		871	855	2,770	2,407
	Net income from continuing operations attributable to the Company		17,015	14,841	47,043	34,363
	Decrease/ (increase) in noncontrolling interests’ redemption values		274	(344)	162	(267)
	Dividends on participating securities		(939)	(91)	(13,752)	(275)
	Total adjustments to income attributable to common shareholders		(665)	(435)	(13,590)	(542)
	Net income from continuing operations attributable to common shareholders, before allocation to participating securities		16,350	14,406	33,453	33,821
	Less: Amount allocated to participating securities		(143)	(1,454)	(1,069)	(3,411)
	Net income from continuing operations attributable to common shareholders, after allocation to participating securities	(C)	$16,207	$12,952	$32,384	$30,410

*	To calculate amount allocated to participating securities:
	Net income from continuing operations attributable to common shareholders, before allocation to participating securities		$16,350	$14,406	$33,453	$33,821
*	Less: Dividends paid to non-participating securities (i.e. distributed earnings)		(5,518)	(763)	(13,320)	(2,286)
*	NI Cont. Ops. to allocate to participating securities (i.e. undistributed earnings)		$10,832	$13,643	$20,133	$31,535

*	NI Cont. Ops. to allocate to participating securities (i.e. undistributed earnings)		$10,832	$13,643	$20,133	$31,535
	Less: NI Cont. Ops. allocation to participating securities		(143)	(1,454)	(1,069)	(3,411)
*	NI Cont. Ops. allocated to common shareholders (i.e. undistributed earnings), after allocation to participating securities		$10,689	$12,189	$19,064	$28,124

*	NI Cont. Ops. allocated to common shareholders (i.e. undistributed earnings), after allocation to participating securities	(A)	$10,689	$12,189	$19,064	$28,124
*	Add back: Dividends paid to non-participating securities (i.e. distributed earnings)	(B)	5,518	763	13,320	2,286
*	Net income from continuing operations attributable to common shareholders, after allocation to participating securities	(C)	$16,207	$12,952	$32,384	$30,410

	Basic earnings/ (loss) per share - Denominator:
	Weighted average basic common shares outstanding	(D)	77,670,017	76,290,382	77,249,660	75,911,520
*	Per share data - Basic earnings/ (loss) per share from:
*	Continuing operations - undistributed earnings	(A/D)	$0.14	$0.16	$0.25	$0.37
*	Continuing operations - distributed earnings	(B/D)	$0.07	$0.01	$0.17	$0.03
	Continuing operations	(C/D)	$0.21	$0.17	$0.42	$0.40

*	= Not included in Q3-2013 10-Q footnote.

Amit Pande,	January 2, 2014
Accounting Branch Chief

3. Please provide us the calculation of the $143,000 and $1,454,000 allocated to participating securities for the three months ended September 30, 2013 and 2012 respectively.

Response:
The calculation is as follows:

		Three months ended September 30,
		2013		2012
		(Dollars in thousands)
Weighted average basic common shares outstanding		77,670,017	98.68%	76,290,382	89.34%

Participating shares related to time-restricted stock (weighted average)		1,040,242		1,840,601
Participating shares related to Series B convertible preferred stock (weighted average) (repurchased April 24, 2013)		—		7,261,091
Total weighted average participating securities	(E)	1,040,242	1.32%	9,101,692	10.66%
Total basic shares plus participating securities (weighted average)	(F)	78,710,259	100%	85,392,074	100%

NI Cont. Ops. to allocate to participating securities (i.e. undistributed earnings)	(G)	$10,832		$13,643
Amount allocated to participating securities	=(G*E/F)	$143		$1,454

The main driver of the variance between Q3-12 and Q3-13 relates to the Carlyle preferred stock, which we repurchased in Q2-2013 and was therefore not included in the Q3-2013 calculation. The repurchase greatly reduced our participating securities.

***

Amit Pande,	January 2, 2014
Accounting Branch Chief

Finally, in response to the request on the final page of the Comment Letter, the Company hereby acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure that the Company makes in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this information is responsive to your questions. If you should have any questions concerning the enclosed matters, please do not hesitate to contact the undersigned at (617) 912-3949.

Sincerely,

/s/ DAVID J. KAYE
David J. Kaye
Executive Vice President, Treasurer, and Chief Financial Officer

cc:     Margaret W. Chambers,
General Counsel and Executive Vice President
Samantha M. Kirby, Esq.
Goodwin Procter LLP

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